REPORT ON VOTING RESULTS

SECTION 11.3 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

The following is a description of the matters voted upon at the Special Meeting of Shareholders of Seabridge Gold Inc., held on May 22, 2026, and the outcome:

1. A special resolution approving an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act (the "CBCA") between the Company, its shareholders and Valor Gold Corp. ("Valor"), pursuant to which the Company and the Company's shareholders will receive shares of Valor:

	Number of Votes	Percentage of Votes
Votes For:	62,677,638	99.76%
Votes Against:	151,730	0.24%

2. An ordinary resolution approving the proposed restricted share unit and deferred share unit plan of Valor:

	Number of Votes	Percentage of Votes
Votes For:	62,317,300	99.18%
Votes Against:	512,069	0.82%

All resolutions were approved by ballot.

DATED at Toronto, Ontario on May 22, 2026.

SEABRIDGE GOLD INC.

Per:	(signed) "Rudi Fronk"
Rudi Fronk
Chair and Chief Executive Officer

106 Front Street East, Suite 400, Toronto, ON M5A 1E1, Canada
416-367-9292  www.seabridgegold.com